Exhibit I
STOCK PURCHASE AGREEMENT
This Stock Purchase Agreement (“Agreement”) is made as of December 10, 2010, by and between DISCOVERY COMMUNICATIONS, INC., a Delaware corporation (“Buyer”), and ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP (the “Seller”).
WITNESSETH:
WHEREAS, Seller owns 71,107,312 shares of Series C preferred stock, par value $.01 per share of the Buyer (the “Series C Preferred Stock”), and Seller desires to sell and transfer to Buyer, and Buyer desires to purchase from Seller 13,732,491 shares of Series C Preferred Stock on the terms and conditions hereinafter set forth.
NOW, THEREFORE, in consideration of the representations, warranties, promises and agreements hereinafter contained and intending to be legally bound, the parties hereby agree as follows:
1. SALE AND TRANSFER OF SHARES; CLOSING
1.1 Shares. Subject to the terms and conditions of this Agreement, at the Closing, Seller will sell and transfer to Buyer, and Buyer will purchase from Seller, the Shares.
1.2 Purchase Price. The purchase price (the “Purchase Price”) for the Shares will be $499,999,997.31.
1.3 Closing. The purchase and sale of the Shares provided for in this Agreement (the “Closing”) shall occur on December 13, 2010 or such other date as the Buyer and Seller may mutually agree.
1.4 Closing Obligations. At the Closing:
(a) Seller will deliver (or cause to be delivered) to Buyer the certificate representing the Shares, duly endorsed by Seller, as applicable (or accompanied by duly executed stock powers).
(b) Buyer will deliver (or cause to be delivered) to Seller the Purchase Price in immediately available funds by wire transfer to an account specified by the Seller and will issue to Seller a new certificate evidencing the shares of Series C Preferred Stock to be retained by Seller.
2. REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller as follows:
2.1 Authority, No Conflict.
(a) This Agreement has been duly authorized, executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Buyer has the full right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery of this Agreement, and the consummation and performance of the transaction contemplated hereby, by Buyer will not directly or indirectly (with or without notice or lapse of time), (A) conflict with or constitute a breach of, or default under, any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which Buyer is a party or by which Buyer may be bound, or to which any of the property or assets of Buyer is subject, or (B) result in any violation by Buyer of the provisions of the (1) charter or by-laws or other organizational instrument of Buyer, or (2) any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over Buyer or any of its properties.
2.2 Exemption from Liability Under Section 16(b). Based on the Seller’s representation in Section 3.3, the terms of the transaction contemplated by this Agreement were approved prior to the execution and delivery of this Agreement by the Buyer’s board of directors in accordance with Rule 16b-3(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of exempting such transaction from Section 16(b) of the Exchange Act.
3. REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Buyer as follows:
3.1 Authority, No Conflict.
(a) This Agreement has been duly authorized, executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms. Seller has the full right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.
(b) The execution and delivery of this Agreement, and the consummation and performance of the transaction contemplated hereby, by Seller will not directly or indirectly (with or without notice or lapse of time), (A) conflict with or constitute a breach of, or default under, or result in the creation or imposition of any tax, lien, charge or encumbrance upon the Shares pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which Seller is a party or by which Seller may be bound, or to which any of the property or assets of Seller is subject, or (B) result in any violation by Seller of the provisions of the (1) charter or by-laws or other organizational instrument of Seller, or (2) any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over Seller or any of its properties.
3.2 Title. Seller is the record and beneficial owner and holder of the Shares, free and clear of all liens and encumbrances.
3.3 Exemption from Liability Under Section 16(b). Seller is a director of the Buyer by deputization because of its relationship with Robert Miron, Steven Miron and Lawrence Kramer, the preferred stock directors of the Buyer.
4. MISCELLANEOUS
4.1 Survival. The representations, warranties and agreements made herein shall survive the Closing.
4.2 Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, whether written or oral, between the parties with respect to the subject matter of this Agreement.

4.3 Counterparts. This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party (including via facsimile or other electronic transmission), it being understood that each party need not sign the same counterpart.
4.4 Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York without giving effect to principles of conflicts of law that would result in the application of the laws of a different jurisdiction.
4.5 Expenses. Each party to this Agreement will bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby.
4.6 Further Assurances. Each party shall, upon request, furnish to the other party other such further information, shall execute and deliver other such documents, and shall do such other acts and things, as the other party may reasonably request for the purposes of consummating the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

BUYER: DISCOVERY COMMUNICATIONS, INC.
By:	/s/ Brad Singer
	Name:	Brad Singer
	Title:	Senior Executive Vice President, Chief Financial Officer and Treasurer

SELLER: ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP
By:	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	President